UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36051

Jason Industries, Inc.
(Exact name of registrant as specified in its charter)

833 East Michigan Street, Suite 900
Milwaukee, Wisconsin 53202
Telephone: (414) 277-9300
(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share
Series A Junior Participating Preferred Stock, $0.0001 par value per share
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:         None

Pursuant to the requirements of the Securities Exchange Act of 1934, Jason Industries, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 31, 2020	By:	/s/ Chad M. Paris
Chad M. Paris
SVP, Chief Financial Officer